The Goldman Sachs Group, Inc.

200 West Street

New York, New York 10282

Goldman Sachs Capital I

Goldman Sachs Capital II

Goldman Sachs Capital III

Goldman Sachs Capital VI

Goldman Sachs Capital VII

GS Finance Corp.

200 West Street

New York, New York 10282

February 12, 2025

VIA EDGAR

Re:	The Goldman Sachs Group, Inc.

Goldman Sachs Capital I, Goldman Sachs Capital II, Goldman Sachs Capital III,

Goldman Sachs Capital VI, Goldman Sachs Capital VII, GS Finance Corp.

Registration Statements on Form S-3

File No. 333-284538

Ms. Aisha Adegbuyi

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adegbuyi,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-284538), of The Goldman Sachs Group, Inc., Goldman Sachs Capital I, Goldman Sachs Capital II, Goldman Sachs Capital III, Goldman Sachs Capital VI, Goldman Sachs Capital VII and GS Finance Corp. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on February 14, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Catherine Clarkin at (212) 558-4175.

Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Matthew E. Tropp
	Name:	Matthew E. Tropp
	Title:	Assistant Secretary

The Goldman Sachs Group, Inc.